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                               November 12, 2020

       Dominick Zarcone
       President and Chief Executive Officer
       LKQ CORP
       500 West Madison Street, Suite 2800
       Chicago, IL 60661

                                                        Re: LKQ CORP
                                                            Form 10-K
                                                            Filed February 27,
2020
                                                            File No. 000-50404

       Dear Mr. Zarcone:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K filed on February 27, 2020

       General

   1. We note that Article IX, Section 4 of your Amended By-Laws identities the Court of
                                                        Chancery of the State
of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the
State of Delaware, or if no court of the State of Delaware has jurisdiction, the
federal district court for the District of Delaware) as the exclusive forum for certain litigation,
including any    derivative action.    In future filings, please describe
                                                        this provision in your
annual report on Form 10-K, describe any risks or other impacts of the provision on
investors, address any uncertainty about the enforceability of the provision, and disclose
whether the provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In this regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and
 Dominick Zarcone
LKQ CORP
November 12, 2020
Page 2
         regulations thereunder. If the provision applies to Securities Act claims, please disclose this information and to state that there is uncertainty as to whether a court would enforce such provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Daniel Morris at 202-551-3314 if
you have any questions.



FirstName LastNameDominick Zarcone                             Sincerely,
Comapany NameLKQ CORP
                                                               Division of
Corporation Finance
November 12, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName